Co Regn No: 199802418D

SembCorp Industries

RECEIVED

2006 JUL 26 P 3:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

11 July 2006

06015512

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED
JUL 26 2006
THOMSON FINANCIAL

Enc

dlw 7/26

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 1998022418D

IRAS CONFIRMS SOLITAIRE COSTS INCURRED AS TRADE LOSSES OF SEMBAWANG

July 11, 2006 - Further to the SembCorp Industries' announcement on March 30, 2006 relating to the full and final settlement for the Solitaire arbitration, SembCorp Industries is pleased to announce that its subsidiary Sembawang Corporation Ltd (Sembawang) has received confirmation from the Inland Revenue Authority of Singapore that the compensation and related legal costs incurred in relation to the Solitaire arbitration are trade losses of Sembawang. Accordingly, these losses will be available for transfer within the SembCorp Industries Group under the group tax relief system and/or carry forward for offset against future taxable profits of Sembawang, subject to compliance with the respective provisions under the Singapore Income Tax Act.

Further announcement will be made when such tax losses can be effectively utilised by the Group and the tax benefit recognised in the accounts.

By Order of the Board

Kwong Sook May
Company Secretary